Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 31,	Mar 30,
(unaudited, in millions €, except per share data)	2024	2025

Net system sales	3,965.9	5,740.4
Net service and field option sales	1,324.1	2,001.1
Total net sales	5,290.0	7,741.5

Total cost of sales	(2,593.4)	(3,561.8)
Gross profit	2,696.6	4,179.7

Research and development costs	(1,031.9)	(1,161.1)
Selling, general and administrative costs	(273.3)	(280.7)
Income from operations	1,391.4	2,737.9

Interest and other, net	26.2	49.2
Income before income taxes	1,417.6	2,787.1

Income tax expense	(224.0)	(465.1)
Income after income taxes	1,193.6	2,322.0

Profit related to equity method investments	30.2	33.0
Net income	1,223.8	2,355.0

Basic net income per ordinary share	3.11	6.00
Diluted net income per ordinary share	3.11	6.00

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	393.4	392.3
Diluted	393.7	392.5

ASML - Ratios and Other Data

	Three months ended,
	Mar 31,	Mar 30,
(unaudited, in millions €, except otherwise indicated)	2024	2025

Gross profit as a percentage of net sales	51.0%	54.0%
Income from operations as a percentage of net sales	26.3%	35.4%
Net income as a percentage of net sales	23.1%	30.4%
Income taxes as a percentage of income before income taxes	15.8%	16.7%
Shareholders’ equity as a percentage of total assets	35.3%	38.5%
Sales of lithography systems (in units) [1]	70	77
Net bookings [2]	3,611	3,936
Number of payroll employees in FTEs	40,940	43,129
Number of temporary employees in FTEs	1,773	998

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Mar 30,
(unaudited, in millions €)	2024	2025

ASSETS
Cash and cash equivalents	12,735.9	9,098.4
Short-term investments	5.4	5.2
Accounts receivable, net	4,477.5	4,597.5
Finance receivables, net	82.6	381.7
Current tax assets	283.6	143.2
Contract assets	320.6	407.3
Inventories, net	10,891.5	11,024.7
Loans receivable	—	17.8
Other assets	1,940.3	1,848.6
Total current assets	30,737.4	27,524.4

Finance receivables, net	317.2	153.4
Deferred tax assets	1,940.7	1,861.0
Loans receivable	1,456.6	1,443.4
Other assets	790.8	859.2
Equity method investments	903.0	938.9
Goodwill	4,588.6	4,588.6
Other intangible assets, net	621.3	591.6
Property, plant and equipment, net	6,846.8	7,152.9
Right-of-use assets	387.2	365.4
Total non-current assets	17,852.2	17,954.4

Total assets	48,589.6	45,478.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	20,051.4	18,123.9
Total current liabilities	20,051.4	18,123.9

Long-term debt	3,677.3	3,681.0
Deferred and other tax liabilities	299.2	335.9
Contract liabilities	5,625.4	5,400.6
Accrued and other liabilities	459.5	436.7
Total non-current liabilities	10,061.4	9,854.2

Total liabilities	30,112.8	27,978.1

Total shareholders’ equity	18,476.8	17,500.7
Total liabilities and shareholders’ equity	48,589.6	45,478.8

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 31,	Mar 30,
(unaudited, in millions €)	2024	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,223.8	2,355.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	214.4	241.3
Impairment and loss (gain) on disposal	4.2	2.1
Share-based compensation expense	19.8	40.0
Inventory reserves	121.5	59.6
Deferred tax expense (benefit)	(2.7)	79.1
Equity method investments	(33.9)	(34.9)
Changes in assets and liabilities	(1,799.0)	(2,800.8)
Net cash provided by (used in) operating activities	(251.9)	(58.6)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(417.3)	(415.0)
Purchase of intangible assets	(6.5)	(1.5)
Purchase of short-term investments	(300.0)	—
Loans issued and other investments	0.2	0.8
Net cash provided by (used in) investing activities	(723.6)	(415.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(571.0)	(597.2)
Purchase of treasury shares	(385.1)	(2,592.6)
Net proceeds from issuance of shares	29.3	38.0
Repayment of debt and finance lease obligations	(0.6)	0.4
Net cash provided by (used in) financing activities	(927.4)	(3,151.4)

Net cash flows	(1,902.9)	(3,625.7)

Effect of changes in exchange rates on cash	(1.0)	(11.8)
Net increase (decrease) in cash and cash equivalents	(1,903.9)	(3,637.5)

Cash and cash equivalents at beginning of the period	7,004.7	12,735.9
Cash and cash equivalents at end of the period	5,100.8	9,098.4

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 31,	Jun 30,	Sep 29,	Dec 31,	Mar 30,
(unaudited, in millions €, except per share data)	2024	2024	2024	2024	2025

Net system sales	3,965.9	4,760.9	5,926.0	7,115.9	5,740.4
Net service and field option sales	1,324.1	1,481.9	1,541.3	2,146.9	2,001.1
Total net sales	5,290.0	6,242.8	7,467.3	9,262.8	7,741.5

Total cost of sales	(2,593.4)	(3,030.6)	(3,673.9)	(4,473.0)	(3,561.8)
Gross profit	2,696.6	3,212.2	3,793.4	4,789.8	4,179.7

Research and development costs	(1,031.9)	(1,100.6)	(1,055.2)	(1,116.0)	(1,161.1)
Selling, general and administrative costs	(273.3)	(277.0)	(297.0)	(318.4)	(280.7)
Income from operations	1,391.4	1,834.6	2,441.2	3,355.4	2,737.9

Interest and other, net	26.2	(11.9)	(0.8)	6.3	49.2
Income before income taxes	1,417.6	1,822.7	2,440.4	3,361.7	2,787.1

Benefit from (provision for) income taxes	(224.0)	(291.6)	(441.2)	(723.8)	(465.1)
Income after income taxes	1,193.6	1,531.1	1,999.2	2,637.9	2,322.0

Profit related to equity method investments	30.2	46.8	77.3	55.5	33.0
Net income	1,223.8	1,577.9	2,076.5	2,693.4	2,355.0

Basic net income per ordinary share	3.11	4.01	5.28	6.85	6.00
Diluted net income per ordinary share	3.11	4.01	5.28	6.84	6.00

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	393.4	393.2	393.2	393.3	392.3
Diluted	393.7	393.5	393.6	393.6	392.5

ASML - Quarterly Summary Ratios and Other Data

	Three months ended,
	Mar 31,	Jun 30,	Sep 29,	Dec 31,	Mar 30,
(unaudited, in millions €, except otherwise indicated)	2024	2024	2024	2024	2025

Gross profit as a percentage of net sales	51.0%	51.5%	50.8%	51.7%	54.0%
Income from operations as a percentage of net sales	26.3%	29.4%	32.7%	36.2%	35.4%
Net income as a percentage of net sales	23.1%	25.3%	27.8%	29.1%	30.4%
Income taxes as a percentage of income before income taxes	15.8%	16.0%	18.1%	21.5%	16.7%
Shareholders’ equity as a percentage of total assets	35.3%	36.1%	38.7%	38.0%	38.5%
Sales of lithography systems (in units) [1]	70	100	116	132	77
Net bookings [2]	3,611	5,567	2,633	7,088	3,936
Number of payroll employees in FTEs	40,940	41,505	42,372	42,786	43,129
Number of temporary employees in FTEs	1,773	1,584	1,417	1,241	998

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Mar 31,	Jun 30,	Sep 29,	Dec 31,	Mar 30,
(unaudited, in millions €)	2024	2024	2024	2024	2025

ASSETS
Cash and cash equivalents	5,100.8	4,813.6	4,979.3	12,735.9	9,098.4
Short-term investments	305.3	205.3	5.2	5.4	5.2
Accounts receivable, net	3,585.5	4,475.8	5,160.6	4,477.5	4,597.5
Finance receivables, net	1,441.2	977.0	640.7	82.6	381.7
Current tax assets	649.3	684.8	324.4	283.6	143.2
Contract assets	302.6	435.0	553.6	320.6	407.3
Inventories, net	9,864.5	10,972.3	11,414.5	10,891.5	11,024.7
Loans receivable	—	—	—	—	17.8
Other assets	1,890.5	1,889.4	1,785.7	1,940.3	1,848.6
Total current assets	23,139.7	24,453.2	24,864.0	30,737.4	27,524.4

Finance receivables, net	13.8	64.0	370.5	317.2	153.4
Deferred tax assets	1,875.2	1,872.4	1,939.0	1,940.7	1,861.0
Loans receivable	929.5	929.3	928.6	1,456.6	1,443.4
Other assets	648.5	702.8	733.5	790.8	859.2
Equity method investments	951.5	1,002.3	1,083.4	903.0	938.9
Goodwill	4,588.6	4,588.6	4,588.6	4,588.6	4,588.6
Other intangible assets, net	711.1	686.4	652.9	621.3	591.6
Property, plant and equipment, net	5,841.4	6,084.0	6,211.9	6,846.8	7,152.9
Right-of-use assets	343.3	358.0	393.7	387.2	365.4
Total non-current assets	15,902.9	16,287.8	16,902.1	17,852.2	17,954.4

Total assets	39,042.6	40,741.0	41,766.1	48,589.6	45,478.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	15,048.7	16,132.3	16,025.8	20,051.4	18,123.9
Total current liabilities	15,048.7	16,132.3	16,025.8	20,051.4	18,123.9

Long-term debt	4,612.0	4,608.2	4,692.2	3,677.3	3,681.0
Deferred and other tax liabilities	400.4	351.9	346.9	299.2	335.9
Contract liabilities	4,744.7	4,463.0	4,103.9	5,625.4	5,400.6
Accrued and other liabilities	442.7	474.4	445.7	459.5	436.7
Total non-current liabilities	10,199.8	9,897.5	9,588.7	10,061.4	9,854.2

Total liabilities	25,248.5	26,029.8	25,614.5	30,112.8	27,978.1

Total shareholders’ equity	13,794.1	14,711.2	16,151.6	18,476.8	17,500.7
Total liabilities and shareholders’ equity	39,042.6	40,741.0	41,766.1	48,589.6	45,478.8

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 31,	Jun 30,	Sep 29,	Dec 31,	Mar 30,
(unaudited, in millions €)	2024	2024	2024	2024	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,223.8	1,577.9	2,076.5	2,693.4	2,355.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	214.4	227.5	235.7	241.0	241.3
Impairment and loss (gain) on disposal	4.2	13.7	6.8	11.1	2.1
Share-based compensation expense	19.8	46.5	53.3	53.0	40.0
Inventory reserves	121.5	110.7	154.8	167.7	59.6
Deferred tax expense (benefit)	(2.7)	0.8	(114.6)	(28.3)	79.1
Equity method investments	(33.9)	(50.6)	(81.0)	169.9	(34.9)
Changes in assets and liabilities	(1,799.0)	(1,003.1)	(1,381.6)	6,237.0	(2,800.8)
Net cash provided by (used in) operating activities	(251.9)	923.4	949.9	9,544.8	(58.6)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(417.3)	(531.0)	(414.9)	(704.0)	(415.0)
Purchase of intangible assets	(6.5)	(7.0)	(0.9)	(1.5)	(1.5)
Purchase of short-term investments	(300.0)	(0.5)	(3.8)	(0.9)	—
Maturity of short-term investments	—	100.4	203.9	0.9	—
Loans issued and other investments	0.2	0.3	0.7	(527.4)	0.8
Net cash provided by (used in) investing activities	(723.6)	(437.8)	(215.0)	(1,232.9)	(415.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(571.0)	(688.3)	(595.8)	(597.8)	(597.2)
Purchase of treasury shares	(385.1)	(114.9)	—	—	(2,592.6)
Net proceeds from issuance of shares	29.3	31.2	31.5	32.0	38.0
Net proceeds from issuance of notes, net of issuance costs	—	—	—	22.5	—
Repayment of debt and finance lease obligations	(0.6)	(0.3)	(0.7)	(24.1)	0.4
Net cash provided by (used in) financing activities	(927.4)	(772.3)	(565.0)	(567.4)	(3,151.4)

Net cash flows	(1,902.9)	(286.7)	169.9	7,744.5	(3,625.7)

Effect of changes in exchange rates on cash	(1.0)	(0.5)	(4.2)	12.1	(11.8)
Net increase (decrease) in cash and cash equivalents	(1,903.9)	(287.2)	165.7	7,756.6	(3,637.5)

Cash and cash equivalents at beginning of the period	7,004.7	5,100.8	4,813.6	4,979.3	12,735.9
Cash and cash equivalents at end of the period	5,100.8	4,813.6	4,979.3	12,735.9	9,098.4

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2024 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business and results, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, outlook of market segments, outlook and expected financial results including expected results for Q2 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin, estimated annualized effective tax rate and expected growth in IBM sales, the expectation that 2025 and 2026 will be growth years, statements made at our 2024 Investor Day, including revenue and gross margin opportunity for 2030, statements with respect to the recent US tariff announcements and the expected impact of such tariffs on our business and results, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and other non- historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the recent tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.